Hudbay Announces Second Quarter 2017 Results

Toronto, Ontario, August 3, 2017 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2017 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Summary:

  Operating cash flow1 of $124 million, a 54% increase from the first quarter 2017
  Consolidated copper production of 40,842 tonnes, an 18% increase from the first quarter 2017
  Consolidated zinc production of 34,896 tonnes, a 14% increase from the first quarter 2017
  Consolidated cash cost2 , net of by-product credits, of $0.85 per pound of copper, a 3% decrease from the first quarter 2017
  Consolidated all-in sustaining cash cost2 , net of by-product credits, of $1.49 per pound of copper, a 2% increase from the first quarter 2017
  Continued progress on reducing debt balances with $67 million repaid during the quarter and amended revolving credit facilities to extend the maturities and reduce the interest rates
  Net debt2 of $950 million and total liquidity of $497 million, including $153 million in cash, an improvement from March 31, 2017 levels of net debt of $1,035 million and total liquidity of $433 million
  Rosemont project received the Final Record of Decision from the U.S. Forest Service
  Allocated additional funds to exploration budget to focus on high-priority drilling targets
  On track to meet production, operating cost and capital cost guidance for 2017

Net profit and earnings per share in the second quarter of 2017 were $25.6 million and $0.11, respectively, compared to a net loss and loss per share of $5.7 million and $0.02, respectively, in the second quarter of 2016.

In the second quarter of 2017, operating cash flow before change in non-cash working capital increased to $124.1 million from $80.6 million in the first quarter of 2017 and $69.5 million in the second quarter of 2016. The increase in operating cash flow is the result of growth in sales volumes of most metals and higher realized copper and zinc prices.

“We continued to generate positive free cash flow, which enabled us to expand our exploration budget to focus on building our long-term growth pipeline,” said Alan Hair, president and chief executive officer. “For the balance of the year, we remain committed to deliver on our operating targets, further reduce debt and advance the in-house brownfield opportunities at Lalor and Pampacancha, and we are on-track to achieve these objectives.”

_________________________________________________________
1 Operating cash flow before change in non-cash working capital.
2 Cash cost and all-in sustaining cash cost per pound, net of by-product credits, and net debt are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this news release, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 6 of this news release.

Net profit and earnings per share in the second quarter of 2017 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Foreign exchange loss	(5.7)	(5.3)	(0.02)
Mark-to-market adjustments of various items	6.8	6.1	0.03
Non-cash deferred tax adjustments	-	1.7	0.01

Compared to the same quarter of 2016, production of zinc in concentrate increased as a result of higher zinc grades in Manitoba, while copper production declined due to lower copper grades in Peru.

In the second quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.85, a marginal increase compared to $0.83 in the same period of last year. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2017 was $1.49, up from $1.42 in the second quarter of 2016. The increase in all-in sustaining cash cost was driven by higher planned sustaining capital expenditures in Peru and lower copper production compared to the second quarter of 2016.

Cash and cash equivalents increased by $20.1 million in the second quarter to $152.7 million compared to March 31, 2017. This increase was partly a result of cash generated from operating activities of $131.9 million, and a net release of restricted cash of $16.9 million. These inflows were partly offset by $53.5 million of capital investments primarily at Hudbay’s Peru and Manitoba operations and debt repayments of $67.1 million.

Net debt declined by $85.7 million from March 31, 2017 to $949.8 million at June 30, 2017, as approximately $63 million in drawings under Hudbay’s revolving credit facilities were repaid. At June 30, 2017, total liquidity, including cash and available credit facilities, was $496.8 million, up from $432.9 million at March 31, 2017.

Financial Condition ($000s)	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016
Cash and cash equivalents	152,672	132,583	146,864
Total long-term debt	1,102,426	1,168,052	1,232,164
Net debt[1]	949,754	1,035,469	1,085,300
Working capital	86,112	86,959	121,539
Total assets	4,359,827	4,357,812	4,456,556
Equity	1,794,305	1,762,817	1,763,212

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 6 of this news release.

Financial Performance	Three months ended		Six months ended
($000s except per share and cash cost amounts)	Jun. 30		Jun. 30
	2017	2016	2017	2016
Revenue	324,898	246,975	578,055	500,600
Cost of sales	246,919	198,684	450,926	424,386
Profit (loss) before tax	41,813	6,557	54,507	(10,331)
Profit (loss)	25,586	(5,703)	23,281	(21,491)
Basic and diluted earnings (loss) per share	0.11	(0.02)	0.10	(0.09)
Operating cash flow before change in non-cash working capital	124,118	69,489	204,718	141,375

Production and Cost Performance		Three months ended			Three months ended
		Jun. 30, 2017			Jun. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	29,798	11,044	40,842	34,699	11,193	45,892
Gold	oz	3,802	22,862	26,664	8,625	21,080	29,705
Silver	oz	546,295	264,051	810,346	778,448	218,063	996,511
Zinc	tonnes	-	34,896	34,896	-	26,456	26,456
Payable metal in concentrate sold
Copper	tonnes	28,482	10,767	39,249	26,562	10,272	36,834
Gold	oz	3,445	22,006	25,451	4,157	22,598	26,755
Silver	oz	558,617	232,090	790,707	482,332	233,541	715,873
Zinc[2]	tonnes	-	29,424	29,424	-	23,728	23,728

Cash cost[3]	$/lb	1.24	(0.18)	0.85	0.97	0.37	0.83
Sustaining cash cost[3]	$/lb	1.82	0.38		1.39	1.10
All-in sustaining cash cost[3]	$/lb			1.49			1.42
		Six months ended			Six months ended
		Jun. 30, 2017			Jun. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	57,009	18,564	75,573	63,842	20,929	84,771
Gold	oz	7,737	39,650	47,387	14,376	42,573	56,949
Silver	oz	1,085,830	462,411	1,548,241	1,287,442	431,985	1,719,427
Zinc	tonnes	-	65,466	65,466	-	49,832	49,832
Payable metal in concentrate sold
Copper	tonnes	47,047	18,617	65,664	57,835	20,918	78,753
Gold	oz	4,919	46,001	50,920	11,537	32,935	44,472
Silver	oz	941,880	525,392	1,467,272	1,148,415	341,767	1,490,182
Zinc[2]	tonnes	-	56,256	56,256	-	49,148	49,148

Cash cost[3]	$/lb	1.27	(0.37)	0.86	1.05	0.73	0.97
Sustaining cash cost[3]	$/lb	1.72	0.34		1.44	1.67
All-in sustaining cash cost[3]	$/lb			1.48			1.59

1Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.

Peru Operations Review

During the second quarter of 2017, the Peru operations produced 29,798 tonnes of copper, which was 10% higher than production in the first quarter 2017 as a result of improved mill throughput, but lower than production in the same quarter of 2016 due to expected grade decline as per the mine plan.

Ore mined at Constancia during the second quarter of 2017 increased by 12% compared to the same period in 2016 as the company continues to increase stockpiles to improve its ability to blend ore at the processing plant. As expected, milled copper grades in the second quarter were approximately 15% lower than the same period in 2016 as Constancia entered lower grade phases of the mine plan. Despite harder material, mill throughput improved 3% due to plant optimization initiatives during the second quarter of 2017.

Recoveries of copper, gold and silver were lower in the second quarter of 2017, compared to the same period in 2016, due to normal ore variability. Improvements in process recoveries continue to be implemented and evaluated along with consistent positive grade reconciliations.

Combined mine, mill and G&A unit operating costs in the second quarter of 2017 were 14% higher than the same period in 2016 as a result of increased unplanned plant maintenance, costs of operating the molybdenum plant at higher than planned rates, higher community spending, road maintenance costs and other administrative costs. Combined unit operating costs are expected to decline in the second half of 2017 with full year results expected to fall within the guidance range.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended June 30, 2017 was $1.24, an increase of 28% from the same period in 2016 mainly as a result of decreased copper grades, together with increased plant maintenance and other costs as described above.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended June 30, 2017 was $1.82, an increase of 31% from the same period in 2016 as a result of the factors noted above, as well as expected higher sustaining capital in heavy civil works during the dry season and mobile equipment overhauls.

Hudbay expects to meet production and cost guidance in Peru for the year.

Manitoba Operations Review

During the second quarter of 2017, the Manitoba operations produced 34,896 tonnes of zinc, 11,044 tonnes of copper and 26,634 ounces of gold-equivalent precious metals. Production of zinc and precious metals was higher than the same quarter in 2016 by 32% and 10%, respectively, as a result of higher grades at 777 and Lalor as well as higher production at Lalor. Production of copper during the quarter was consistent with the same period in 2016. Due to increased Lalor mine throughput and higher zinc grades at 777, zinc concentrate production is exceeding the processing capacity of the Flin Flon zinc plant. As a result, sales of excess zinc concentrate inventory began in the second quarter of 2017 and will continue as long as concentrate production exceeds zinc plant processing capacity.

Ore mined at Hudbay’s Manitoba operations during the second quarter of 2017 increased by 2% compared to the same period in 2016, primarily as a result of increased production at the company’s Lalor and Reed mines, partially offset by decreased production at the 777 mine. Overall zinc, gold and silver grades were 38%, 10%, and 20% higher, respectively, while copper grades were 5% lower in the second quarter of 2017 compared to the same period of 2016. Grade variances were due to planned stope sequencing, including the resequencing of the 777 mine plan to prioritize higher grade zinc stopes in 2017.

Ore processed in Flin Flon in the second quarter of 2017 was consistent with ore processed during the same period in 2016. Copper, gold and silver recoveries in the second quarter of 2017 were consistent with the same period in 2016, while zinc recovery was 10% higher due to higher zinc head grades. Unit operating costs at the Flin Flon concentrator were 6% higher in the second quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures. Ore processed and recoveries at the Stall concentrator in the second quarter of 2017 were consistent with the same period in 2016. Unit operating costs at the Stall concentrator were 26% higher in the second quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures and additional costs related to the use of higher-cost temporary crushing facilities in April. The mill resumed use of its permanent crushing circuit by the end of April 2017.

The strong ramp up of ore production from the Lalor mine in the first half of 2017 has resulted in the accumulation of an ore stockpile as Lalor’s production has exceeded the Stall concentrator’s current milling capacity. Hudbay has started to truck some of the stockpiled ore to the Flin Flon mill for processing in the second half of 2017.

Manitoba combined mine, mill and G&A unit operating costs in the second quarter were 25% higher than in the same period in 2016. This was partly due to higher mining unit costs at Lalor, consistent with the revised mine plan, reflecting increased cement rock filling costs as well as substantial operating and capital development work that was undertaken to support the company’s plan to grow Lalor’s production rates to 4,500 tonnes per day. Milling unit costs were higher for the reasons outlined above. In addition, the stockpiling of Lalor ore described above increased combined mine/mill unit costs as that metric is expressed as total costs during the period (irrespective of inventory changes), divided by the tonnes of ore milled. This factor should reverse as stockpiles reduce, although costs in the second half will be affected by higher Reed mine unit costs as the capitalization of development costs will cease, and additional costs will be incurred to truck Lalor ore to the Flin Flon mill. Processing the additional Lalor production in Flin Flon is expected to drive economies of scale and additional revenues through a faster ramp up. Combined unit costs are expected to be within the guidance range for 2017.

Cash cost, net of by-product credits, in the second quarter of 2017 was negative $0.18 per pound of copper produced compared to $0.37 in the second quarter of 2016. The decrease is primarily a result of significantly increased zinc byproduct credits, partially offset by higher expected costs at the 777 and Reed mines during this part of their mine life.

Sustaining cash cost, net of by-product credits, in the second quarter of 2017 decreased to $0.38 per pound of copper produced compared to $1.10 in the second quarter of 2016 as a result of the same factors described above and lower capitalized underground mine development.

Hudbay expects to meet production and cost guidance in Manitoba for the year.

Final Record of Decision for Rosemont

On June 7, 2017, the U.S. Forest Service ("USFS") issued the Final Record of Decision ("FROD") related to the Rosemont Project. Receiving the FROD concludes a thorough process involving 17 co-operating agencies at various levels of government, 16 hearings, over 1,000 studies, and 245 days of public comment resulting in more than 36,000 comments. Since receiving the FROD, the company has commenced the administrative process working with the USFS to complete the Mine Plan of Operations ("MPO"), and the draft MPO was submitted to the USFS in late June. The other key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

Credit Facility Extension & Amendments

On July 14, 2017, Hudbay entered into amendments to its senior credit facilities to secure both facilities with substantially all of the company’s assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates to July 14, 2021 from March 31, 2019 and reduce the interest rate to LIBOR plus 3.00% from LIBOR plus 4.50%, based on financial results for the twelve months ended June 30, 2017. The revised covenants include maintaining gross total debt to EBITDA of less than 4.00 times in 2017, senior secured debt to EBITDA of less than 2.00 times, and interest coverage of more than 3.00 times. The two facilities have substantially similar terms and conditions and continue to provide revolving credit to a maximum amount of up to $550 million.

Exploration Update

Given the strong free cash flow generation of the business year-to-date, additional funds have been allocated to exploration in 2017 with a focus on high-priority drilling targets. The company has been active in identifying and acquiring grassroots exploration properties in Peru, Chile and British Columbia during the recent downturn in metals prices. The increase in exploration expenditures is expected to fund drilling on the grassroots exploration properties, as well as testing targets in Manitoba and drilling down plunge at Lalor.

The revised exploration guidance for 2017 is shown below:

2017 Exploration Guidance
(in $ millions)	Revised	Original
Manitoba	6	4
Peru	5	2
Generative and Other	12	4
Total Exploration Expenditures	23	10
Capitalized Spending[1]	(2)	(2)
Total[1]	21	8

1 Assumes $2 million of Manitoba expenditures will be capitalized.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 3, 2017. The dividend will be paid on September 29, 2017 to shareholders of record as of September 8, 2017.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 31 of Hudbay’s management’s discussion and analysis for the three and six months ended June 30, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links
Hudbay:
www.hudbay.com
Management’s Discussion and Analysis:
http://www.hudbayminerals.com/files/doc_financials/2017/Q2/2MDA17.pdf
Financial Statements:
http://www.hudbayminerals.com/files/doc_financials/2017/Q2/2FS17.pdf
Conference Call and Webcast

Date:	Friday, August 4, 2017
Time:	10 a.m. ET
Webcast:	www.hudbay.com
Dial in:	416-849-1847 or 1-866-530-1554

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, anticipated exploration plans, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect its operations and development projects, the permitting, development and financing of the Rosemont project, the potential to increase throughput at the Stall mill and to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the processing facilities;
  the sustainability and success of Hudbay’s cost reduction initiatives;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
  the timing and receipt of various regulatory, governmental and joint venture partner approvals;
  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
  the ability to secure required land rights to develop the Pampacancha deposit;
  maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor and Reed mines;
  no significant unanticipated challenges with stakeholders at the company’s various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com